Exhibit 16.1
KPMG LLP
Suite 800
1225 17th Street
Denver, CO 80202-5598

May 22, 2019

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Jagged Peak Energy Inc. and, under the date of February 28, 2019, we reported on the consolidated and combined financial statements of Jagged Peak Energy Inc. as of and for the years ended December 31, 2018 and 2017, and the effectiveness of internal control over financial reporting as of December 31, 2018. On May 21, 2019, we were dismissed. We have read Jagged Peak Energy Inc.'s statements included under Item 4.01 of its Form 8-K dated May 22, 2019, and we agree with such statements.

Very truly yours,

/s/ KPMG LLP

KPMG LLP is a Delaware limited liability partnership and the U.S. member firm of the KPMG network of independent member firms affiliated with
KPMG International Cooperative ("KPMG International"), a Swiss entity.